# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crypto Co, CIK 0001688126
CUSIP: 22906C1027
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001384911-24-000007
Filed by CIK 0001384911
Persons authorized to receive notices and communications: MARK ANDREW URAM, 1215 ALENE DR, PLAINFIELD, Illinois (IL), 60586-2224, 3123420782

## Reporting persons
- URAM MARK ANDREW (CIK 0001384911): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); source of funds: personal funds (PF); sole voting power 674,000,000; shared voting power 0; sole dispositive power 674,000,000; shared dispositive power 0; aggregate amount beneficially owned 674,000,000 (12.3% of the class)
  Comment: Reporting Person:
  
  (1) The 674,000,000 shares of Common Stock beneficially owned by the Reporting Person consist of 674,000,000 shares of Common Stock directly owned by Mr. Mark Uram, held in street name through the Depository Trust Company.
  
  (2) The aggregate percentage of Common Stock reported as owned by the Reporting Person is based on the Issuer's disclosure that it had 5,491,925,556 shares of Common Stock outstanding as of December 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265
Comment: This Amendment Number 10 to Schedule 13D is filed solely to reflect changes in the outstanding shares of the issuer as disclosed by the issuer. No change has occurred in the beneficial ownership of shares of the reporting person.

## Item 2. Identity and Background
Name of person filing: (a) Mark Andrew Uram
Residence or business address: (b) 1215 Alene Drive, Plainfield, Illinois 60586
Present principal occupation or employment: (c) Individual Investor
Criminal convictions in the last five years: (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws.
Citizenship: (f) United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Between July 12, 2024, and August 29, 2025, the Reporting Person acquired an aggregate of 674,000,000 shares of common stock of the Issuer, par value $0.001 per share, for an aggregate purchase price paid entirely from personal funds. No additional shares have been acquired since the date of the prior Schedule 13D filing of the Reporting Person. All shares are held in street name through the Depository Trust Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is incorporated into this Item 4 by reference.

The securities of the Issuer were acquired by the Reporting Person for investment purposes.

Subject to applicable legal requirements, the Reporting Person may, from time to time, acquire additional securities of the Issuer or dispose of securities of the Issuer, in open market or privately negotiated transactions, depending upon factors including the evaluation by the Reporting Person of the business, prospects, financial condition, market conditions, and other investment opportunities of the Issuer available to the Reporting Person.

Other than as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) See Items 11 and 13 of the cover page of this Schedule 13D/A for the aggregate number of shares of Common Stock and the corresponding percentage of the outstanding class beneficially owned by the Reporting Person. The percentage ownership is based on disclosure that 5,491,925,556 shares of Common Stock were issued and outstanding by the Issuer as of December 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See Items 7 through 10 of the cover page of this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Person has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or dispose. The percentage ownership is based on disclosure that 5,491,925,556 shares of Common Stock were issued and outstanding by the Issuer as of December 22, 2025.
Transactions in the class effected during the past sixty days: (c) The Reporting Person has not effected any transactions in the class of securities reported herein during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7: Material to be Filed as Exhibits

None.

## Signatures
- URAM MARK ANDREW: MARK ANDREW URAM, Reporting Person (12/30/2025)